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FedEx Corporation Broadcast

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November 13, 2000

2:20 p.m.

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     MR. SHERMAN: This is a special broadcast in
Harrison, Arkansas of American Freightways. Good afternoon. My name is John Sherman, Vice President of people development for American Freightways.
Today we're broadcasting to our friends at Viking
Freight in San Jose, California, to the FedEx
Corporate offices in Memphis, Tennessee and the American Freightways management committee joining us here in our learning center auditorium. The event we're celebrating today is the acquisition of American Freightways by the FedEx Corporation.

     American Freightways began in 1982 as
Arkansas Freightways. AF is an LTL service provider in 40 U.S. states with partnerships in Canada, Mexico, Alaska, Hawaii, Guam, the
Caribbean, South America and many other places throughout the world. The strength of our company is the all points coverage direct service. They serve to every city and every state.

     AF has a new American flier suite of
services. American Freightways has revolutionized the LTL industry with some of the fastest transit time ever performed by a multi-regional LTL carrier. There's no doubt that American
Freightways is going to be a great addition to the FedEx family.

     As part of this celebration event we have some very special guests with us. First of all, the Chairman, President and CEO of the FedEx
Corporation Mr. Fred Smith. Mr. Smith founded
Federal

     Express and the express transportation
industry in 1973.

     Along with Mr. Smith is the founder and
Chairman of American Freightways, Sheridan
Garrison. Sheridan started American Freightways 18 years ago and has over 42 years of trucking experience.

     Next is Doug Duncan former president and CEO of Viking Freight and now the president and CEO of the new FedEx LTL freight group that will support
AF and Viking.

     Finally we have Tom Garrison who is
Sheridan's son, has been the President and CEO of American Freightways for the past three years.

     Let's first hear from Fred Smith.

     Fred, this is a big day and in fact quite a historic day for not only American Freightways, FedEx and Viking, but really the transportation industry. Tell us what you think about bringing
American Freightways into the FedEx family.

     MR. SMITH: It is an exciting day, John, one
I'm just thrilled about. The first and most important thing I'd like to do today is to welcome all of the American Freightways team to be part of the FedEx family of companies. There is a great fit between FedEx Corporation and American
Freightways. I'm an enormous admirer of Sheridan and the folks that built this great company. FedEx as some of you may not know today is more than just an express company. We have five operating units. The largest, and I suppose the most famous of them, of course is FedEx Express. As you said in the opening, John, that's the company that started in 1973 and revolutionized the express transportation industry. Today it's the leader in the express industry serving 210 countries around the world handling about 3.3 million shipments of high priority documents, packages and light freight. Our second largest operating unit is FedEx Ground, which is a company we acquired several years ago. It was at that time RPS. We've rebranded it. You've undoubtedly seen a lot of the vehicles with the purple and green in the cities and towns and on the highways. It's the second largest ground package service. We


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have recently added a home delivery component to
FedEx Ground.

     We have two specialty operating companies.
One, our customs clearance operation FedEx Trade
Network and an expedited critical transportation unit FedEx Custom Critical. And last we have our logistics and freight unit. It has been our objective for some time to expand our capabilities in the freight sector. The reason for that is pretty simple. Our customers are telling us that they want FedEx Corporation and our operating units to offer a broader portfolio of services.
They would like for us to be able to handle their entire supply chain for them.

     We have an excellent western regional LTL carrier as you mentioned, Viking. It's the market leader on the West Coast. The culture is very similar to American Freightways and very similar to FedEx. High emphasis on impeccable service levels, great technology and most importantly an emphasis on treating people right and looking after the employees and associates.

     So our objective of expanding our freight capabilities led us to American Freightways.

     What you've done is absolutely remarkable.
It's clear that you are the leader in the regional
LTL business and eastern part of the country, everything from Colorado east. The cultures were absolutely similar, the values were the same, and it just was one of these things that looked like five and five equaled about 15.

     Mr. Sheridan Garrison and I got to know one another, and I became a great admirer of his. And we got along and felt this made a lot of sense.
And it's going to allow us to do things I think that have never been done before in offering our customers a broader portfolio of services.

     Now, let me emphasize one thing that's very important for all of the American Freightways team to understand.

     We're not going to do anything to change much around American Freightways. American Freightways has an outstanding CEO in


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Tom Garrison, just as we did when we acquired RPS,
we've allowed that company to operate under the FedEx umbrella. We call it our compete collectively and operate independently strategy.
And Sheridan I think learned a few things in 42 years of being in this business and I have been in it almost 30 years, and one thing I can promise you that is focused dedicated operations around a particular market segment is a way you succeed in the transportation business.

     So American Freightways and Viking are very focused in their market segment and we intend to keep that the same.

     So we see all kinds of benefits by putting our companies together. We don't see any downside and we're looking forward to this association.
We're going to have a lot of fun. Sheridan is going to be joining our board of directors and I look forward to his advice and counsel on helping us manage not just the LTL sector of the business, although he's going to be the Chairman Emeritus of the board of the freight company too and be a member of that board, but in managing the entire spectrum of FedEx operating companies. I was thinking, Sheridan, with 42 years in the business you ought to think about making this a career. You might be able to do something important in this company.

     We're excited about this and we're going to have a lot of fun and I think the folks at American Freightways are going to enjoy the association with FedEx Corporation. Because I can assure you from everything I know that the values and the philosophies are very similar and I think it's a great match.

     MR. SHERMAN: Thank you, Fred. We appreciate your comments.

     Sheridan, let's talk to you. 18 years ago you set on a journey to build what we now know as the American dream and during that journey you always said you never want to be the biggest, you just want to be the best.

     You know, with all these things going right for you, tell us why now it would be a good time to sell American Freightways to the FedEx
Corporation


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     MR. GARRISON: First, let me say that I didn't
want to be the biggest. I just wanted to be the best for the time being and then I said if we ever got to be number 2, I sure would like to be number
1.

     But the reason of course that we picked this time to sell American Freightways, number one, is sitting right next to me in the form of your CEO, President and Chairman. FedEx's Fred Smith is a man that I have deeply admired. So we have some mutual admirations, Fred. He invented or originated or designed or whatever you want to call it the package express business and that in itself is quite a feat, quite an accomplishment when you figured he just got a C for it whenever he wrote it up in school.

     Fred is an inspiration to me and I wouldn't be here today were it not for him personally.

     Now, then, as far as the time on the sale, it's a logical question, of course. I've always said that the American Freightways stock that my family owns is not for sale. But circumstances change, John. We ran into a period here now for about five or six years where we have been undervalued for --we've had 17 quarters of year-to-year improvement, 17 years -- 17 quarters in a row and we have yet to see any improvement in the price of our stock.

     Now, since one of the jobs of a board of directors is to bring value to the stock for the shareholders, it gets to be this type of situation. FedEx comes to see us, they want to buy us, if we can make a decent deal, one that is good for our shareholders and our people and our customers than it's a logical thing to do. So purely a matter of logic. That's all it boils down to.

     Now, the 17 quarters and the stock price and all that sort of stuff that's not unique to American Freightways.

     We are a small cab corporation. It's true.
But if you look at it this way, the value or the market cap of American Freightways exceeds that of Arkansas First Corporation, Consolidated


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Freightways, Roadway and Ya (inaudible)
individually. All exceeds ABS and AF together
(inaudible) so it's not that we've done that badly. We've done quite well. We have a very unique company, great bunch of people who have done a fabulous job. It all comes down to this, it's a public company, it's maximized the value for our shareholders. The only way we could do that that we've been able to find out is to sell the company.

     So the market has changed and it's a good move for customers, it favors the market today, the (inaudible) such as what FedEx has done so it's a good move for our customers, it's a good move for our people.

     Our people have more opportunities to grow as individuals, more security and it's just that FedEx is a great place to work, great people. I'm just proud as can be to be associated with FedEx.
Proud to be here on this podium today. Thank you, gentleman.

     MR. SHERMAN: Thank you, Sheridan. We
appreciate your words also.

     Now let's talk to you Doug. Doug, we really have two major events that are going on, the acquisition of American Freightways and also the formation of a new FedEx LTL group. Tell us what's important for the people at Viking and AF to know what's about to take place.

     MR. DUNCAN: Well, I first would like to
express my excitement for having AF as part of this LTL freight unit at FedEx. It certainly will make my job a lot easier. It is an exciting time and I think it will benefit all the companies involved. I think it's important for both companies though to realize that the companies will operate as independent entities. They'll retain their existing management that are in place today. And they will continue to support the processes and the cultures that made each of these corporations very successful themselves.

     Our goal going forward is simply trying to be -- to try to combine these three great brands into a powerhouse to give a competitive advantage to all three companies.


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And I think we can very readily do that. It is
important to note that we're coming together. We will have coverage all across the country. But our clear focus is going to be on regional transportation, next day and second day where we have a real differentiation and a real advantage in the marketplace and we can continue to grow with superior margin. That won't change at all.

     There are probably some people listening that have got some concerns in areas where we have overlap and duplicate facilities, and I can assure you we will resolve those issues. But these are two growth companies and growth markets, and we're going to need more people not less. So hopefully we can put everybody's fears to rest very quickly in that regard.

     MR. SHERMAN: Doug, let me ask you this. This is a major undertaking. It won't take place tomorrow, I'm sure. You have been through this type of acquisition before. What can you share with the AF associates about what to expect during this type of transition?

     MR. DUNCAN: Well, I think the culture of both corporations is very open and honest and very supportive of the people that run this business, and we'll continue that. We've got some changes to make, we've got some things to look at, but we will address that through very open and honest communications as to what's going on and everybody will be kept up to speed.

     Over time we will evaluate best practices between the two companies and then find ways that we can improve and do what's best for the businesses.

     But still these companies will operate as separate entities in the regional markets and will help each other become more successful.

     MR. SHERMAN: Great. Doug, in 1996 Viking attempted to merge with some other LTLs in the country, and I'm sure your fellow associates at Viking want to know how today's events differ from those of previous times?

     MR. DUNCAN: I don't even think they are
comparable, to be honest with you. These --

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the combination of phenomenally successful
companies as is today. Our objective is to bring them together and let them work together on the auspices of FedEx which has got a similar culture and I think it will fit and blend very well together. The companies are successful on their own so that we're in no hurry and no urgency to do anything that will jeopardize the good things that we do in each company today.

     I think second of all is just the fit. I mean strategically we're a fit, geographically a fit, but I think even more so we're a huge fit culturally as well. Both companies have a huge work ethic towards the customer but they are also a very people friendly environment which I can tell you will be supported mightily from the FedEx
Corporation organization as well so these two things together make it a completely different issue.

     You know we're - (inaudible)-- how are we going to approach that in that way? (inaudible)

     MR. DUNCAN: Well, again, we're going to focus on the regional markets. What made AF profitable today will make AF profitable tomorrow. The same for Viking. The trick is we'll figure out a way to operate interregionally between the two companies but we've got the luxury of the time to do that only when it makes sense and only when we've got everything in place to be very successful with it.

     MR. Sherman: Thank you, Doug. Tom, now it's your turn. You've been a part of making American
Freightways what it is today. We appreciate all the incredible work that you've helped all of us to do.

     How do you feel about what you and the AF team have been able to accomplish over the last few years?

     MR. TOM GARRISON: John, I'm proud of what the
American Freightways has done for the past few years. Stop and think, in 18 short years we have built one of the largest and most successful LTL carriers in the nation. And we've done this by taking care of the customer, number one, by working efficiently and by marketing and selling, getting the right kind of freight on our trucks and going after the right markets and learning how to price those services in the correct way.

     I think this had validated that FedEx is interested in acquiring American Freightways and I think (inaudible) for all of the people on the American team, I'm proud of the outstanding individuals we have been able to attract and keep at American Freightways. We've made that very important in that regard. We set up to live by principles and to those people. One most of the important things we have at American Freightways is that, we've done just that, we have taken care of the customers, taken care of the people, honored our customers, worked hard, we worked together, we made the most of our resources and had a lot of fun while we've done it.

     MR. SHERMAN: Tom, what are your personal feelings about becoming really part of a family that is a household name in the transportation industry?

     MR. TOM GARRISON: John, I'm very excited about it. Being affiliated with FedEx will give us a company with a broad market of good (inaudible).

     It will put us in touch with some of the market channels that we are not in touch with today and the (inaudible) that we always can't get in touch with and traffic managers today. We have a backing foundation of a very strong corporation behind us to help us through times of economic uncertainty and get (inaudible).

     MR. SHERMAN: That's great, Tom.Thanks very much.

     Gentlemen, we're about to conclude our
broadcast. What I would like to do is stop and let each one of you comment and make a closing comment if you would.

     Fred, we'll start again with you.

     MR. SMITH: John, as I said at the onset I'm very excited about this. I think the fit is absolutely ideal. Geographically, strategy-wise and most important, culturally and looking forward to seeing the results of our combined companies in the years ahead to

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absolutely outstrip anybody in the transportation
sector. So it's going to be a lot of fun.

     MR. SHERMAN: Great. Sheridan.

     MR. GARRISON: I can't improve on anything he said today. It's really just a marvelous transaction. I don't have very much to say. We need to be out there hauling freight, I'm ready to go.

     MR. SHERMAN: Doug, please.

     MR. DUNCAN: I would like to say I'm somewhat surprised at the American associates and I'm anxious to prove to all of you that this is a good day for your company and for you personally and that you're going to really enjoy being part of FedEx.

     MR. SHERMAN: Tom.

     MR. TOM GARRISON: John, I'm proud to be
affiliated with FedEx. I look forward to working with them as well as with their expertise and looking to build a transportation powerhouse second to none.

     MR. SHERMAN: Gentlemen, thank you very much for your time. I appreciate it. This brings us to the conclusion of the broadcast today. From
Harrison, Arkansas, we look toward to an exciting relationship with Viking and FedEx.

(Time noted:  2:37 p.m.)

Taken by:

Amy Klein - Court Reporter

Elisa Dreier Reporting Corp.  (212) 557-5558
780 Third Avenue, New York, NY 10017

Certain statements contained in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements relating to management's views with respect to future events and financial performance and the proposed FedEx acquisition of AF. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, economic and competitive conditions in the markets where FedEx operates, matching capacity to volume levels and other uncertainties detailed from time to time in press releases and filings with the SEC by FedEx and its subsidiaries.

ALL AF STOCKHOLDERS SHOULD READ THE TENDER OFFER STATEMENT CONCERNING THE TENDER OFFER FOR SHARES OF AF COMMON STOCK THAT WILL BE FILED BY FEDEX CORPORATION WITH THE SEC AND MAILED TO AF STOCKHOLDERS. THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) WILL CONTAIN IMPORTANT INFORMATION THAT AF STOCKHOLDERS SHOULD READ CAREFULLY BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. AF stockholders will be able to obtain the tender offer statement, as well as other filings containing information about FedEx Corporation and AF, without charge, at the SEC's Internet site (http://www.sec.gov). In addition, copies of the tender offer statement and other documents filed with the SEC by FedEx Corporation may be obtained for free from FedEx by directing a request to FedEx Corporation, 942 S. Shady Grove Road, Memphis, Tennessee 38120,
Attention: Investor Relations, telephone: (901) 818-7200.

ALL AF STOCKHOLDERS SHOULD READ THE PROXY STATEMENT/ PROSPECTUS CONCERNING THE MERGER AND RELATED TRANSACTIONS THAT WILL BE FILED WITH THE SEC AND MAILED TO AF STOCKHOLDERS. THE PROXY STATEMENT/ PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION THAT AF STOCKHOLDERS SHOULD READ CAREFULLY BEFORE MAKING ANY DECISION REGARDING THE MERGER AND RELATED TRANSACTIONS. AF stockholders will be able to obtain the proxy statement/prospectus, as well as other filings containing information about FedEx Corporation and AF without charge, at the SEC's Internet site (http://www.sec.gov). In addition, the proxy statement/prospectus and other documents filed with the SEC by AF may be obtained for free from American Freightways Corporation, 2200 Forward Drive, Harrison, Arkansas 72601, Attention: Investor Relations, telephone: (870) 741-9000.

FedEx and AF and their officers and directors may be deemed to be participating in the solicitation of proxies from AF's stockholders with respect to the merger and related transactions. Information regarding the officers and directors of FedEx is included in the FedEx Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the SEC on August 14, 2000. Information regarding the officers and directors of AF is included the AF Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the SEC on March 11, 2000. These documents are available free of charge at the SEC's Internet site (http://www.sec.gov) or by contacting FedEx or AF at the addresses set forth above.